Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

30 July 2019

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange

Dear Sir/Madam,

Ref.: Scrip Code: 500124 (BSE), DRREDDY (NSE), RDY(NYSE)

Sub.: Outcome of 35th Annual General Meeting & Voting results.

This is with reference to our earlier letter dated 4 July 2019 regarding the 35th Annual General Meeting (AGM) of the Company held today i.e. 30 July 2019.

In accordance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), this is to inform you that the Members of the Company transacted the business as stated in the Notice of 35th AGM, dated 17 May 2019.

Sl. no.	Description	Particulars
A	Date of AGM	30 July 2019
B	Total no. of Shareholders on record (cut-off) date (23 July 2019)	1,22,862
C	No. of shareholders present in meeting either in person or through proxy	204
D	Shareholders	Present in person and proxy	Equity Shares	% to capital
	Promoter & Promoter group	11	4,44,58,528	26.76
	Public	193	2,41,96,111	14.57
	Total	204	6,86,54,639	41.33
E	No. of shareholders attended the meeting through video conferencing: Promoter & Promoter group: Not applicable Public: Not applicable

The agenda-wise disclosure of voting details is enclosed as Annexure-A. The Report of Scrutinizer on remote e-voting & voting at AGM (by electronic means) is enclosed as Annexure - B.

Further, pursuant to Regulation 30 of the Listing Regulations, summary of the 35th AGM proceedings is enclosed as Annexure – C.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: a/a

CC: National Securities Depositary Limited (NSDL)

Annexure - A

DR REDDY'S LABORATORIES LIMITED - 35th AGM Voting Results Under Regulations 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Resolution 1: Adoption of financial statements (standalone and consolidated) of the Company for the year ended 31 March 2019, including the audited Balance Sheet as at 31 March 2019 and the Statement of Profit and Loss of the Company for the year ended on that date, along with the reports of the Board of Directors and Auditors thereon.
Resolution required: (Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-Voting	44,458,528	44,458,528	100.00%	44,458,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		44,458,528	100.00%	44,458,528	-	100.00%	0.00%
Public- Institutions	E-Voting	106,753,535	81,708,703	76.54%	81,705,437	3,266	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		81,708,703	76.54%	81,705,437	3,266	100.00%	0.00%
Public- Non Institutions	E-Voting	14,901,777	341,112	2.29%	340,943	169	99.95%	0.05%
	Poll		-	-	-	-	-	-
	Total		341,112	2.29%	340,943	169	99.95%	0.05%
Total		166,113,840	126,508,343	76.16%	126,504,908	3,435	100.00%	0.00%
E-Voting includes remote evoting and voting at the AGM venue.

Resolution 2: Declaration of dividend on the equity shares for the financial year 2018-19.
Resolution required: (Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			To the extent of their shareholding
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-Voting	44,458,528	44,458,528	100.00%	44,458,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		44,458,528	100.00%	44,458,528	-	100.00%	0.00%
Public- Institutions	E-Voting	106,753,535	85,247,903	79.85%	85,245,666	2,237	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		85,247,903	79.85%	85,245,666	2,237	100.00%	0.00%
Public- Non Institutions	E-Voting	14,901,777	340,847	2.29%	340,714	133	99.96%	0.04%
	Poll		-	-	-	-	-	-
	Total		340,847	2.29%	340,714	133	99.96%	0.04%
Total		166,113,840	130,047,278	78.29%	130,044,908	2,370	100.00%	0.00%
E-Voting includes remote evoting and voting at the AGM venue.

Resolution 3: To reappoint Mr. G V Prasad (DIN: 00057433), who retires by rotation, and being eligible offers himself for the reappointment.
Resolution required: (Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			Yes
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-Voting	44,458,528	44,458,528	100.00%	44,458,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		44,458,528	100.00%	44,458,528	-	100.00%	0.00%
Public- Institutions	E-Voting	106,753,535	85,241,245	79.85%	84,956,568	284,677	99.67%	0.33%
	Poll		-	-	-	-	-	-
	Total		85,241,245	79.85%	84,956,568	284,677	99.67%	0.33%
Public- Non Institutions	E-Voting	14,901,777	340,894	2.29%	340,238	656	99.81%	0.19%
	Poll		-	-	-	-	-	-
	Total		340,894	2.29%	340,238	656	99.81%	0.19%
Total		166,113,840	130,040,667	78.28%	129,755,334	285,333	99.78%	0.22%
E-Voting includes remote evoting and voting at the AGM venue.

Resolution 4: Reappointment of Mr. Sridar Iyengar (DIN: 00278512) as an independent director for a second term of four years in terms of section 149 of the Companies Act, 2013 and Listing Regulations.
Resolution required: (Ordinary / Special)			Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-Voting	44,458,528	44,458,528	100.00%	44,458,528	-	100.00%	0.00%
	Poll		-	-		-		-
	Total		44,458,528	100.00%	44,458,528	-	100.00%	0.00%
Public- Institutions	E-Voting	106,753,535	84,357,254	79.02%	83,971,330	385,924	99.54%	0.46%
	Poll		-	-	-	-		-
	Total		84,357,254	79.02%	83,971,330	385,924	99.54%	0.46%
Public- Non Institutions	E-Voting	14,901,777	339,940	2.28%	338,557	1,383	99.59%	0.41%
	Poll		-	-	-	-	-	-
	Total		339,940	2.28%	338,557	1,383	99.59%	0.41%
Total		166,113,840	129,155,722	77.75%	128,768,415	387,307	99.70%	0.30%
E-Voting includes remote evoting and voting at the AGM venue.

Resolution 5: Reappointment of Ms. Kalpana Morparia (DIN: 00046081) as an independent director for a second term of five years in terms of section 149 of the Companies Act, 2013 and Listing Regulations.
Resolution required: (Ordinary / Special)			Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-Voting	44,458,528	44,458,528	100.00%	44,458,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		44,458,528	100.00%	44,458,528	-	100.00%	0.00%
Public- Institutions	E-Voting	106,753,535	75,435,156	70.66%	70,636,696	4,798,460	93.64%	6.36%
	Poll		-	-	-	-	-	-
	Total		75,435,156	70.66%	70,636,696	4,798,460	93.64%	6.36%
Public- Non Institutions	E-Voting	14,901,777	340,911	2.29%	327,778	13,133	96.15%	3.85%
	Poll		-	-	-	-	-	-
	Total		340,911	2.29%	327,778	13,133	96.15%	3.85%
Total		166,113,840	120,234,595	72.38%	115,423,002	4,811,593	96.00%	4.00%
E-Voting includes remote evoting and voting at the AGM venue.

Resolution 6: Appointment of Mr. Leo Puri (DIN: 01764813) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.
Resolution required: (Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-Voting	44,458,528	44,458,528	100.00%	44,458,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		44,458,528	100.00%	44,458,528	-	100.00%	0.00%
Public- Institutions	E-Voting	106,753,535	84,357,943	79.02%	84,178,732	179,211	99.79%	0.21%
	Poll		-	-	-	-	-	-
	Total		84,357,943	79.02%	84,178,732	179,211	99.79%	0.21%
Public- Non Institutions	E-Voting	14,901,777	340,922	2.29%	338,083	2,839	99.17%	0.83%
	Poll		-	-	-	-	-	-
	Total		340,922	2.29%	338,083	2,839	99.17%	0.83%
Total		166,113,840	129,157,393	77.75%	128,975,343	182,050	99.86%	0.14%
E-Voting includes remote evoting and voting at the AGM venue.

Resolution 7: Appointment of Ms. Shikha Sharma (DIN: 00043265) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.
Resolution required: (Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-Voting	44,458,528	44,458,528	100.00%	44,458,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		44,458,528	100.00%	44,458,528	-	100.00%	0.00%
Public- Institutions	E-Voting	106,753,535	84397657	79.06%	75170779	9226878	89.07%	10.93%
	Poll		-	-	-	-	-	-
	Total		84397657	79.06%	75170779	9226878	89.07%	10.93%
Public- Non Institutions	E-Voting	14,901,777	340857	2.29%	336230	4,627	98.64%	1.36%
	Poll		-	-	-	-	-	-
	Total		340857	2.29%	336230	4,627	98.64%	1.36%
Total		166,113,840	129,197,042	77.78%	119,965,537	9,231,505	92.85%	7.15%
E-voting includes remote e-voting and voting at AGM venues

Resolution 8: Appointment of Mr. Allan Oberman (DIN: 08393837) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.
Resolution required: (Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-Voting	44,458,528	44,458,528	100%	44,458,528	-	0.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		44,458,528	1	44,458,528	-	0.00%	0.00%
Public- Institutions	E-Voting	106,753,535	84,394,493	79.06%	81,843,394	2,551,099	96.98%	3.02%
	Poll		-	-	-	-	-	-
	Total		84,394,493	79.06%	81,843,394	2,551,099	96.98%	3.02%
Public- Non Institutions	E-Voting	14,901,777	339,903	2.28%	336,665	3,238	0.95%	0.95%
	Poll		-	-	-	-	-	-
	Total		339,903	2.28%	336,665	3,238	0.95%	0.95%
Total		166,113,840	129,192,924	77.77%	126,638,587	2,554,337	98.02%	1.98%
E-Voting includes remote evoting and voting at the AGM venue.

Resolution 9: To ratify the remuneration payable to cost auditors, M/s. Sagar & Associates, cost accountants for the financial year ending 31 March 2020.
Resolution required: (Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favor (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-Voting	44,458,528	44,458,528	100.00%	44,458,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		44,458,528	100.00%	44,458,528	-	100.00%	0.00%
Public- Institutions	E-Voting	106,753,535	85,242,314	79.85%	85,233,824	8,490	99.99%	0.01%
	Poll		-	-	-	-	-	-
	Total		85,242,314	79.85%	85,233,824	8,490	99.99%	0.01%
Public- Non Institutions	E-Voting	14,901,777	340,937	2.29%	337,030	3,907	98.85%	1.15%
	Poll		-	-	-	-	-	-
	Total		340,937	2.29%	337,030	3,907	98.85%	1.15%
Total		166,113,840	130,041,779	78.28%	130,029,382	12,397	99.99%	0.01%
E-voting includes remote e-voting and voting at AGM venues

Annexure - B

R & A Associates T 202, Technopolis, 1-10-74/B, Above Ratnadeep Super Market, Chikoti Gardens, Begumpet, Hyderabad - 500016, India. +91 40-4003 2244 - 47 info@RnA-cs.com | www.RnA-cs.com

CONSOLIDATED SCRUTINIZER’S REPORT
[Pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014
(as amended)]

To

The Chairman

Dr. Reddy’s Laboratories Limited

8-2-337, Road No.3, Banjara Hills

Hyderabad 500 034

35th Annual General Meeting of the Members of Dr. Reddy’s Laboratories Limited held on Tuesday, 30th July 2019 at 9.30 AM IST at the Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad – 500034, Telangana, India.

Dear Sir,

I, G Raghu Babu, Company Secretary in whole-time practice, Partner, R & A Associates, Company Secretaries, Hyderabad was appointed as Scrutinizer by the Board of Directors of the Dr. Reddy’s Laboratories Limited (Company) for the purpose of scrutinizing the remote e-voting and voting process for the 35th Annual General Meeting (AGM) of the Company in fair and transparent manner pursuant to Section 108 of the Companies Act, 2013 (the Act) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) (the Rules) and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirement) Regulations, 2015 (Listing Regulations), on the resolutions contained in the Notice of the 35th AGM of the members of the Company, held on Tuesday, 30 July, 2019 at 9.30 AM IST and also for ascertaining the requisite majority for the resolutions proposed therein.

The management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules and Listing Regulations relating to remote e-voting and voting process for the resolutions contained in the Notice of the 35th AGM of the members of the company. Our responsibility as a Scrutinizer is to ensure that remote e-voting and voting process is carried out in a fair and transparent manner and to make a consolidated scrutinizer’s report on remote e-voting and voting at the AGM venue. The Company has engaged the services of National Securities Depository Limited (NSDL) for voting by electronic means (both for remote e-voting and voting at the AGM venue).

In accordance with the Notice of the 35th AGM sent to the members and the ‘Advertisement’ published pursuant to Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), the remote e-voting period was open from 9.00 AM IST on Friday, July 26, 2019 and was closed at 5.00 PM IST on Monday, July 29, 2019.

Members holding shares as on Tuesday, July 23, 2019, “cut off date”, were entitled to vote on the resolution stated in the Notice of the 35th AGM of the Company.

The voting at the AGM venue was allowed with our assistance by using an electronic voting system, on the resolutions on which the voting is to be held. The said voting system was provided to all those members who were present at the AGM venue but have not cast their votes by availing the remote e-voting facility. As per the information provided by NSDL, the name of the members who had already voted through remote e-voting facility was blocked for voting at the AGM.

Continuation sheet

After the conclusion of the voting at the AGM venue, the votes cast thereat were downloaded from website of NSDL. Thereafter, the votes on remote e-voting were unblocked on Tuesday, July 30, 2019 at 11.45 AM IST, in the presence of two witnesses who were not employees of the Company and the e-voting results/list of members who have voted for and against were downloaded from the e-voting website of NSDL.

The combined results of the remote e-voting and voting at the AGM venue are given as ‘Annexure-I’ to this report. Based on combined results, we report that, all the resolutions as per the Notice of the 35th AGM of the Company stands passed with requisite majority.

The electronic data and all other relevant records relating to the remote e-voting and voting at the AGM venue are under my safe custody until the Chairman approves and sign the Minutes of the 35th AGM and thereafter will be handed over to the Company Secretary of the Company for safe preservation.

Thanking you,

Place: Hyderabad Date: July 30, 2019	For R & A Associates (G. Raghu Babu) Partner FCS No.4448, CP No. 2820

Witness -1:	Witness -2:

Signature:	/s/ Siddarth Patil	Signature:	/s/ Sowmya Kulkarni
Name: Siddarth Patil		Name: Sowmya Kulkarni

Continuation sheet

Annexure-I
Combined Results (remote e-voting and e-voting at AGM venue)
Item number of Notice and type of			Total no. of votes	Votes in favour of the resolution		Votes against the resolution		Invalid Votes
Resolution	Description	Mode of Voting	cast	No's	%age	No's	%age	No's	%age
1 - Ordinary Resolution	To receive, consider and adopt the financial statements (standalone and consolidated) of the company for the year ended 31 March 2019, including the audited balance sheet as at 31 March 2019 and the statement of profit and loss of the company for the year ended on that date along with the reports of the board of directors and auditors thereon	remote e-voting	126,090,748	126087356	100.00%	3392	0.00%	-	-
		e- voting at the AGM venue	417,595	417552	99.99%	43	0.01%	-	-
		Total	126,508,343	126,504,908	100.00%	3,435	0.00%	-	-
2 - Ordinary Resolution	To declare dividend on the equity shares for the financial year 2018-19.	remote e-voting	129,629,698	129627365	100.00%	2333	0.00%	-	-
		e- voting at the AGM venue	417,580	417543	99.99%	37	0.01%	-	-
		Total	130,047,278	130,044,908	100.00%	2,370	0.00%	-	-
3 - Ordinary Resolution	To reappoint Mr. G V Prasad (DIN: 00057433), who retires by rotation, and being eligible offers himself for the reappointment.	remote e-voting	129,623,147	129337864	99.78%	285283	0.22%	-	-
		e- voting at the AGM venue	417,520	417470	99.99%	50	0.01%	-	-
		Total	130,040,667	129,755,334	99.78%	285,333	0.22%	-	-
4 - Special Resolution	Reappointment of Mr. Sridar Iyengar (DIN: 00278512) as an independent director for a second term of four years in terms of section 149 of the Companies Act, 2013 and Listing Regulations.	remote e-voting	128,738,202	128350932	99.70%	387270	0.30%	-	-
		e- voting at the AGM venue	417,520	417483	99.99%	37	0.01%	-	-
		Total	129,155,722	128,768,415	99.70%	387,307	0.30%	-	-
5 - Special Resolution	Reappointment of Ms. Kalpana Morparia (DIN: 00046081) as an independent director for a second term of five years in terms of section 149 of the Companies Act, 2013 and Listing Regulations.	remote e-voting	119,817,075	115005643	95.98%	4811432	4.02%	-	-
		e- voting at the AGM venue	417,520	417359	99.96%	161	0.04%	-	-
		Total	120,234,595	115,423,002	96.00%	4,811,593	4.00%	-	-
6 - Ordinary Resolution	Appointment of Mr. Leo Puri (DIN: 01764813) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.	remote e-voting	128,739,818	128557815	99.86%	182003	0.14%	-	-
		e- voting at the AGM venue	417,575	417528	99.99%	47	0.01%	-	-
		Total	129,157,393	128,975,343	99.86%	182,050	0.14%	-	-
7 - Ordinary Resolution	Appointment of Ms. Shikha Sharma (DIN: 00043265) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.	remote e-voting	128,779,462	119547994	92.83%	9231468	7.17%	-	-
		e- voting at the AGM venue	417,580	417543	99.99%	37	0.01%	-	-
		Total	129,197,042	119,965,537	92.85%	9,231,505	7.15%	-	-
8- Ordinary Resolution	Appointment of Mr. Allan Oberman (DIN: 08393837) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.	remote e-voting	128,775,394	126221094	98.02%	2554300	1.98%	-	-
		e- voting at the AGM venue	417,530	417493	99.99%	37	0.01%	-	-
		Total	129,192,924	126,638,587	98.02%	2,554,337	1.98%	-	-
9- Ordinary Resolution	To ratify the remuneration payable to cost auditors, M/s. Sagar & Associates, cost accountants for the financial year ending 31 March 2020.	remote e-voting	129,624,249	129612013	99.99%	12236	0.01%	-	-
		e- voting at the AGM venue	417,530	417369	99.96%	161	0.04%	-	-
		Total	130,041,779	130,029,382	99.99%	12,397	0.01%	-	-

Annexure - C

SUMMARY OF PROCEEDINGS OF THE 35TH ANNUAL GENERAL MEETING

The 35th Annual General Meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (‘the Company’) was held on Tuesday, 30 July 2019 at 9.30 AM at The Ballroom, Hotel Park Hyatt, Banjara Hills, Road No.2, Hyderabad – 500034, India. The following Directors were present:

Directors Present:

1.	Mr. K Satish Reddy	Chairman and Member
2.	Mr. G V Prasad	Co-Chairman and Managing Director and Member
3.	Mr. Allan Oberman	Independent Director
4.	Mr. Bharat N Doshi	Independent Director and Member
5.	Dr. Bruce L A Carter	Independent Director and ADR holder
6.	Ms. Kalpana Morparia	Independent Director and Member
7.	Mr. Leo Puri	Independent Director
8.	Dr. Omkar Goswami	Independent Director and Member
9.	Mr. Prasad R Menon	Independent Director
10.	Ms. Shikha Sharma	Independent Director
11.	Mr. Sridar Iyengar	Independent Director

In attendance

Mr. Erez Israeli	Chief Executive Officer
Mr. Saumen Chakraborty	Chief Financial Officer
Mr. Sandeep Poddar	Company Secretary
Mr. G Raghu Babu	Scrutinizer, Ms. R & A Associates,
Practising Company Secretaries

Representatives of M/s. S R Batliboi & Associates LLP, Statutory Auditors and Dr. K R Chandratre, Secretarial Auditor, were also present to address shareholder queries, if any.

Members Present:

In person 184 representing 2,134,580 shares

By proxy 20 representing 66,520,059 shares

In terms of Regulation 44(6) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company provided the facility of one-way live webcast of proceedings of AGM, through National Securities Depository Limited (NSDL).

Pursuant to Article 70 of Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the Board took the chair and conducted the proceedings of the Meeting. The requisite quorum being present, the meeting was called to order. The Company Secretary read the Notice of the 35th AGM and the Auditor’s Report. The members noted that there were no qualifications, observations or comments or other remarks in the Statutory Auditor’s Report and Secretarial Auditor’s Report. The Chairman delivered his speech followed with the address by the Co-Chairman and Managing Director.

The Chairman welcomed Ms. Shikha Sharma, Mr. Leo Puri and Mr. Allan Oberman as members of the Board and thanked Dr. Omkar Goswami and Mr. Anupam Puri for the contribution during their tenure.

The shareholders were informed that the copies of audited financial statements (both standalone and consolidated) for the year ended 31 March 2019, Board’s and Auditor’s report had been posted/emailed as the case may be, to all the Members and that the original documents (as referred to in the Annual Report) along with the statutory registers are available for inspection at the 35th AGM venue.

Members were invited to come forward and seek clarifications/information on the operational and financial performance of the Company. In addition to certain queries on financial statements, the shareholders sought clarifications on the following key financial/operational matters:

a)	Cash utilisation for the next 2-3 years: The management responded saying that the Company will allocate the capital to grow organically and inorganically.
b)	Outlook on the Research and Development spend allocation for the forthcoming years: The management responded saying that the Company is likely to maintain the Research and Development spend at similar level.
c)	Update on clearance of inspection of Srikakulam API facility (CTO-VI) by USFDA and timeline of completion: The management responded saying that the Company has provided all the information as required by USFDA and is waiting for the USFDA to conduct the re-inspection of Srikakulam facility.
d)	Business strategy for US market: The management responded saying that growth in the US markets is largely dependent on new product launches so the Company will continue to focus in this area.
e)	Update on the launch of gNuvaring: The management responded saying that few more queries are expected, and more clarity is expected to emerge upon hearing back from the USFDA.

The shareholders were further informed that the Company had provided to the shareholders facility to cast their vote electronically, on all resolutions set forth in the Notice of the 35th AGM through remote e-voting provided by NSDL. The remote e-voting facility was open from Friday, 26 July 2019 (9.00 AM IST) to Monday, 29 July 2019 (5.00 PM IST). Members who were present at the AGM and had not cast their votes through remote e-voting were provided an opportunity to cast their votes at the meeting. It was further informed that there would be no voting by show of hands at the meeting.

The following items of business, as per the Notice of the 35th AGM dated 17 May 2019 were transacted at the meeting:

Ordinary Business

1.	Adoption of audited Financial Statements (both Standalone and Consolidated Financial Statements) for the financial year ended 31 March 2019 and reports of the Board of Directors and the Auditors thereon (Ordinary Resolution).
2.	Declaration of dividend for the financial year 2018-19 (Ordinary Resolution).
3.	Re-appointment of Mr. G V Prasad (DIN: 00057433) who retires by rotation, and being eligible, offers himself for the re-appointment (Ordinary Resolution).

Special Business

4.	Re-appointment of Mr. Sridar Iyengar (DIN: 00278512) as an independent director for a second term of four years (Special Resolution).
5.	Re-appointment of Ms. Kalpana Morparia (DIN: 00046081) as an independent director for a second term of five years (Special Resolution).
6.	Appointment of Mr. Leo Puri (DIN: 01764813) as an independent director for a term of five years (Ordinary Resolution).
7.	Appointment of Ms. Shikha Sharma (DIN: 00043265) as an independent director for a term of five years (Ordinary Resolution).
8.	Appointment of Mr. Allan Oberman (DIN: 08393837) as an independent director for a term of five years (Ordinary Resolution).
9.	Ratification of remuneration payable to Cost Auditors, M/s. Sagar & Associates, Cost Accountants, for the financial year ending 31 March 2020 (Ordinary Resolution).

Mr. Prasad R Menon, Independent Director chaired the meeting for agenda item no. 3 of the Notice of the 35th AGM, relating to re-appointment of Mr. G V Prasad, retiring by rotation, as Mr. G V Prasad and Mr. K Satish Reddy, Executive Directors were interested in this agenda item.

The Chairman informed the shareholders that Mr. G Raghu Babu (FCS no. 4448 and CP no. 2820), partner of M/s. R & A Associates, Practicing Company Secretaries, Hyderabad was appointed as the Scrutinizer for scrutinizing the remote e-voting and voting at the AGM venue in a fair and transparent manner and to report on the voting results for the items as per the notice of the 35th AGM. The Chairman also informed the shareholders that the Company Secretary is authorised on behalf of the Board, to declare the results of the voting.

The scrutinizers' report was received, and accordingly all the resolutions as set out in the Notice of the 35th AGM are declared as passed by requisite majority.

For Dr. Reddy’s Laboratories Ltd.

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary